Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Rayat, Harmel S.	2. Issuer Name and Ticker or Trading Symbol Zeta Corporation (ZETA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give title below) ___ Other (specify below) President & CEO
(Last) (First) (Middle) Suite 216 – 1628 West 1st Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/03/2003
(Street) Vancouver, British Columbia, V6J 1G1		5. If Amendment, Date of Original (Month/Day/Year) August 1, 2001	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	12/15/1998		P		12,000,000	A	$0.00025	12,000,000	D
Common	12/15/1998		P		16,000,000	A	$0.025	28,000,000	D
Common	03/22/1999		P		1,900,000	A	$0.025	29,900,000	I	Owned by Spouse
Common	07/13/2001		P		8,933,332	A	$0.015	38,833,332	D
Common	04/26/2002		P		2,160,000	A	$0.05	40,993,332	D
Common	07/25/2002		P		2,390,000	A	$0.05	43,383,332	D
Common	12/18/2002		P		1,920,000	A	$0.05	45,303,332	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Share Purchase Warrants	$0.025	03/22/1999		A		1,900,000		03/22/1999	03/22/2003	Common	1,900,000		1,900,000	I	Owned by Spouse

Explanation of Responses:

The 12,000,000 common shares acquired on December 15, 1998,  were issued in exchange for services rendered in the amount of $3000. The 16,000,000 common shares acquired on December 15, 1998, were issued in exchange for services rendered in the amount of $400,000.  The 8,933,332 common shares acquired on July 12, 2001, were issued in exchange for the satisfaction of $134,000 in debt owed for management services rendered. The 2,160,000 common shares acquired on April 26, 2002, were issued in exchange for the satisfaction of $108,000 in debt owed for management services rendered. On July 25, 2002, the Company issued 2,390,000 common shares in exchange for investor relations services valued at $119,500 from EquityAlert.com, Inc., a wholly owned subsidiary of Innotech Corporation, of which Harmel S. Rayat is a director and majority shareholder. On October 1, 2002, the 2,390,000 common shares issued to EquityAlert.com, Inc. were transferred directly to Harmel S. Rayat to satisfy outstanding debt of $120,000 owed to Harmel S. Rayat for management services rendered to EquityAlert.com.  The 1,920,000 common shares acquired on December 18, 2002, were issued in exchange for the satisfaction of $84,000 in debt owed for management services rendered. Also on December 18, 2002, the Company granted Harmel S. Rayat 5,500,000 stock options, with terms and conditions (such as exercise price, expiration dates and vesting periods) to be agreed upon in an Incentive Stock Option Agreement.

The 1,900,000 common shares, along with 1,900,000 share purchase warrants which expire on March 22, 2003, acquired on December 15, 1998 were issued to Tajinder Chohan, the wife of Harmel S. Rayat. Additionally, other members of Harmel S. Rayat’s family hold 8,376,100 common shares and 8,100,000 share purchase warrants, which expire on March 22, 2003. Mr. Rayat disclaims beneficial ownership of the shares and share purchase warrants beneficially owned by his wife and other family members.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Harmel S. Rayat **Signature of Reporting Person	02/03/2003 Date
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